FORAFRIC GLOBAL PLC
UNIT 5.3 MADISON BUILDING, MIDTOWN
QUENSWAY, GIBRALTAR GX11 1AA
UNITED KINGDOM

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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 5:30 p.m. (CET) on December 27, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 5:30 p.m. (CET) on December 27, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V59873-P21989 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FORAFRIC GLOBAL PLC

The Board of Directors recommends you vote FOR proposal 1.

		For	Against	Abstain
1.	That the appointment of UHY LLP as the Company's auditor be and hereby is approved, confirmed, and ratified.	☐	☐	☐

NOTE:

(a) Such other business as may properly come before the meeting or any adjournment thereof.

(b) The audited financial statements of the Company for the period ending 31 December 2023 shall be available for inspection at the Company's registered office on the date of the Annual General Meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Proxy Statement is available at www.proxyvote.com.

V59874-P21989

FORAFRIC GLOBAL PLC
Annual General Meeting
December 30, 2024 10:00 AM CET
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) if no person is specified, the chairman of the meeting, as proxy, with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of FORAFRIC GLOBAL PLC that the shareholder(s) is/are entitled to at the Annual General Meeting of Shareholders to be held at 10:00 AM CET on December 30, 2024, at Madison Building, Midtown, Queensway, Gibraltar, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side